FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August, 2025

Gilat Satellite Networks Ltd.
_________________________________________

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, 4913020 Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto Registrant’s Unaudited Pro Forma Condensed Combined Financial Information for the six months ended June 30, 2025, and for the year ended December 31, 2024, and Stellar Blu Audited Consolidated Financial Statements as of December 31, 2024, and 2023.

The contents of this Report on Form 6-K, are incorporated by reference into the Registrant’s Registration Statements on Form S-8  (Files No. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442, 333-236028, 333-253972, 333-255740, 333-264974 and 333-278082), and shall be a part thereof from the date on which this Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated August 28, 2025	By:	/s/ Doron Kerbel
Doron Kerbel General Counsel & Corporate Secretary

GILAT SATELLITE NETWORKS LTD.

6-K Exhibits
Unaudited Pro Forma Condensed Combined Financial Information for the six months ended June 30, 2025 and for the year ended December 31, 2024.

Stellar Blu Audited Consolidated Financial Statements as of December 31, 2024 and 2023.